Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended September 30,
(in thousands)	2007	2008	2009	2010	2011	2012	2011
Computation of Earnings (Losses):
Pre-tax earnings (losses) from continuing operations	$189,201	$140,364	$(164,301)	$(42,365)	$175,453	$137,517	$106,010

Plus: amortization of capitalized interest	2,086	2,817	2,093	2,573	2,345	1,676	1,850
Less: undistributed earnings (losses) from equity investees	(117)	(245)	(555)	(3,146)	(806)	665	(1,027)

Computed Earnings (losses)	$191,404	$143,426	$(161,653)	$(36,646)	$178,604	$138,528	$108,887

Fixed Charges:
Interest Costs:
Interest expense and amortization of financing costs and discount and premium on all indebtedness	$31,692	$37,538	$35,242	$37,723	$39,114	$38,522	$28,613
Capitalized interest	5,296	5,139	3,999	3,517	1,735	1,052	1,390
Estimate of interest component of rental expenses	3,680	4,559	5,653	7,030	8,793	6,034	6,050

Total fixed charges	$40,668	$47,236	$44,894	$48,270	$49,642	$45,608	$36,053

Pre-tax computed earnings (losses) and fixed charges, exclusive of capitalized interest	$226,776	$185,523	$(120,758)	$8,107	$226,511	$183,084	$143,550

Ratio of earnings to fixed charges	5.6	3.9	(2.7)	0.2	4.6	4.0	4.0

(a)	For the years ended December 31, 2009 and 2010, earnings were insufficient to cover fixed charges by $165.7 million and $40.2 million, respectively.